SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.
(Amendment No.     )*

BrightView Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 Per Share
(Title of Class of Securities)

10948C107
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	10948C107

1	NAMES OF REPORTING PERSONS

MSD Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
13,630,362

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
13,630,362

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,630,362

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.0%[1]

12	TYPE OF REPORTING PERSON*
PN

1
The percentages used herein and in the rest of this Schedule 13G are calculated based upon 104,469,663 shares of the Issuer’s common stock outstanding on October 31, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, filed with the SEC on November 28, 2018.

CUSIP NO.	10948C107

1	NAMES OF REPORTING PERSONS

MSD Valley Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION		[
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
13,630,362

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
13,630,362

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,630,362

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.0%[1]

12	TYPE OF REPORTING PERSON*
PN

CUSIP NO.	10948C107

Item 1(a)	Name of Issuer:

The name of the issuer is BrightView Holdings, Inc. (the “Company”)

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive office is located at 401 Plymouth Road, Suite 500, Plymouth Meeting, Pennsylvania

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of MSD Partners, L.P. ("MSD Partners") and MSD Valley Investments, LLC ("MSD Valley Investments"). MSD Valley Investments is the direct owner of the securities covered by this statement.

MSD Partners is the manager of, and may be deemed to beneficially own securities beneficially owned by MSD Valley Investments.  MSD Partners (GP), LLC ("MSD GP") is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Partners.  Each of Glenn R. Fuhrman, John Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD GP.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2019, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Certain of the Reporting Persons and affiliates of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) (collectively, the “Stockholders”) are parties to a Stockholders Agreement (the “Stockholders Agreement”), which contains, among other things, certain provisions relating to voting of securities of the Issuer by the parties thereto.

By virtue of the Stockholders Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 with the other Stockholders and/or certain of their affiliates. Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 72,048,608 shares of Common Stock, which represents 69.0% of the Common Stock of the Issuer, as of December 31, 2018. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Stockholders Agreement. Certain entities affiliated with  KKR are separately making Schedule 13G filings reporting their beneficial ownership of shares of Common Stock.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of MSD Partners and MSD Valley Investments is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

Item 2(c)	Citizenship:

MSD Partners is organized as a limited partnership under the laws of the State of Delaware. MSD Valley Investments is organized as a limited liability company under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share.

Item 2(e)	CUSIP No.:

10948C107

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

A.	MSD Partners, L.P.

(a)	Amount beneficially owned: 13,630,362

(b)	Percent of class: 13.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 13,630,362

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 13,630,362

B.	MSD Valley Investments, LLC

(a)	Amount beneficially owned: 13,630,362

(b)	Percent of class: 13.0%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 13,630,362

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 13,630,362

C.	MSD Partners (GP), LLC

(a)	Amount beneficially owned: 13,630,362

(b)	Percent of class: 13.0%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 13,630,362

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 13,630,362

D.	Glenn R. Fuhrman

(a)	Amount beneficially owned: 13,630,362

(b)	Percent of class: 13.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 13,630,362

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 13,630,362

E.	John C. Phelan

(a)	Amount beneficially owned: 13,630,362

(b)	Percent of class: 13.0%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 13,630,362

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 13,630,362

F.	Marc R. Lisker

(a)	Amount beneficially owned: 13,630,362

(b)	Percent of class: 13.0%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 13,630,362

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 13,630,362

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2019

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Valley Investments, LLC

By:	MSD Partners, L.P.
Its:	Manager

By:	MSD Partners (GP), LLC
Its:	General Partner
Title:	Manager

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

EXHIBIT INDEX
Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated February 14, 2019

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)    Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 14, 2019

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Valley Investments, LLC

By:	MSD Partners, L.P.
Its:	Manager

By:	MSD Partners (GP), LLC
Its:	General Partner
Title:	Manager

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager